Novonix Limited (ACN 157 690 830 )	Exhibit 99.2

Notice of Annual General Meeting

Notice is given that the Annual General Meeting of the Shareholders of NOVONIX Limited (ACN 157 690 830) (the Company) for 2023 will be hosted as a hybrid meeting (both virtually and in person) at:

Date:	5 April 2023
Time:	9:00am (Brisbane time)
Venue:	Online at https://meetings.linkgroup.com/NVXAGM23; and
In person at the offices of Allens, Level 26, 480 Queen Street, Brisbane QLD.

(the Meeting).

The Company will hold the Meeting as a hybrid meeting, comprising a virtual meeting as well as an in-person meeting.

The Company will provide Shareholders with the opportunity to attend and participate in the virtual Meeting through an online meeting platform, where Shareholders will be able to watch, listen, submit written questions and vote online. Further instructions for attending via the online platform are set out in the Voting Notes below and in the Virtual Meeting Online Guide, which will be made available on the Company's website. All Shareholders and proxyholders will have an equal opportunity to participate in the Meeting regardless of their physical location.

Shareholders and proxyholders will also be able to participate in the Meeting, including asking questions either online or via telephone if attending the Meeting through the online platform. If your holding cannot be verified by the moderator, you will attend the Meeting as a visitor and will not be able to ask a question.

Please contact Link Market Services on 1800 990 363 or +61 1800 990 363 to obtain a personalised PIN number to ask a question via the telephone.

More information about online and phone participation in the Meeting (including asking questions via the virtual platform or phone) is available in the Virtual Meeting Online Guide, included as an annexure to this Notice.

Important: The resolutions set out in this Notice should be read together with the accompanying Explanatory Memorandum. The Explanatory Memorandum form part of this Notice of Meeting.

Agenda

Financial Statements and Reports

To receive and consider the financial statements of the Company and the reports of the Directors (Directors' Report) and Auditors for the financial year ended 31 December 2022 (FY23 Annual Report).

Resolution 1: Remuneration Report (Non-Binding)

To consider and, if thought fit, to pass the following resolution as a non-binding Ordinary Resolution:

'That, for the purposes of section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the Remuneration Report as set out in the Directors' Report for the financial year ended 31 December 2022.'

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Novonix Limited ACN 157 690 830

Note: the vote on this Resolution is advisory only and does not bind the Directors or the Company.

Resolution 2: Re-election of Director – Admiral Robert Natter

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, Admiral Robert Natter who, retires by rotation in accordance with Listing Rule 14.4 and rule 19.3(b) of the Company's Constitution and offers himself for election as a Director of the Company, be re-elected as a Director of the Company.'

Resolution 3: Re-election of Director – Mr Daniel Akerson

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, Mr Daniel Akerson who, having been appointed by the Board as a Director since the last Annual General Meeting, retires in accordance with Listing Rule 14.4 and rule 19.2(b) of the Company's Constitution, being eligible offers himself for election as a Director of the Company, be re-elected as a Director of the Company.'

Resolution 4: Re-election of Director – Mr Ron Edmonds

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, Mr Ron Edmonds who, having been appointed by the Board as a Director since the last Annual General Meeting, retires in accordance with Listing Rule 14.4 and rule 19.2(b) of the Company's Constitution, being eligible offers himself for election as a Director of the Company, be re-elected as a Director of the Company.'

Resolution 5: Issue of Transitional FY23 Performance Rights to Mr Nick Liveris

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.14 and for all other purposes, Shareholders approve the issue of 549,035 Performance Rights under the Performance Rights Plan to the Chief Financial Officer, Mr Nick Liveris or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 6: Issue of Transitional FY23 Share Rights to Mr Andrew N. Liveris AO

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 54,862 Share Rights in the capital of the Company, to Non-Executive Director Mr Andrew N. Liveris AO or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Novonix Limited ACN 157 690 830

Resolution 7: Issue of Transitional FY23 Share Rights to Mr Anthony Bellas

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 54,862 Share Rights in the capital of the Company, to Non-Executive Director Mr Anthony Bellas or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 8: Issue of Transitional FY23 Share Rights to Admiral Robert Natter

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 54,862 Share Rights in the capital of the Company, to Non-Executive Director Admiral Robert Natter or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 9: Issue of Transitional FY23 Share Rights to Phillips 66 Company

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 54,862 Share Rights in the capital of the Company, to Phillips 66 Company, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 10: Issue of Transitional FY23 Share Rights to Ms Jean Oelwang

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 54,862 Share Rights in the capital of the Company, to Non-Executive Director Ms Jean Oelwang or her nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Novonix Limited ACN 157 690 830

Resolution 11: Issue of FY23 Share Rights to Mr Daniel Akerson

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 109,725 Share Rights in the capital of the Company, to Non-Executive Director Mr Daniel Akerson or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 12: Issue of Pro Rated Share Rights to Mr Daniel Akerson

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 10,542 Share Rights in the capital of the Company, to Non-Executive Director Mr Daniel Akerson or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 13: Issue of FY23 Share Rights to Mr Ron Edmonds

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 109,725 Share Rights in the capital of the Company, to Non-Executive Director Mr Ron Edmonds or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 14: Issue of Pro Rated Share Rights to Mr Ron Edmonds

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 10,542 Share Rights in the capital of the Company, to Non-Executive Director Mr Ron Edmonds or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Novonix Limited ACN 157 690 830

Resolution 15: Increase in Director Fee Pool Limit

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.17 and rule 19.5 of the Company's Constitution, the maximum aggregate annual directors' fees that may be paid by the Company to the Non-executive Directors be increased from USD 600,000 per annum to USD 700,0001 per annum.

1 This represents AUD $1,036,334 based on the AUD/USD exchange rate as at 1 March 2023.

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Detailed explanations of the background and reasons for the proposed resolutions are set out in the Explanatory Memorandum.

By order of the Board of Directors
Suzanne Yeates Company Secretary
6 March 2023
Dated

Novonix Limited ACN 157 690 830

Notes

Eligibility to Vote

Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) permits the Company to specify a time, not more than 48 hours before a general meeting, at which a 'snap-shot' of Shareholders will be taken for the purposes of determining Shareholder entitlements to vote at the Meeting.

The Board has determined that the registered holders of fully paid ordinary shares at 7:00pm (Sydney time) on 3 April 2023 will be taken to be holders of ordinary shares for the purposes of the Meeting and accordingly, will be entitled to attend and vote at the Meeting.

How to Vote

A Shareholder who is entitled to attend and vote at the Meeting may do so:

•
using the online platform;
•
by proxy;
•
by corporate representative (if the Shareholder is a corporation); or
•
by attorney.

Attending and Voting via the Online Platform

We recommend logging in to the online platform at least 15 minutes prior to the scheduled start time for the Meeting using the instructions below:

•
Enter https://meetings.linkgroup.com/NVXAGM23 into a web browser on your computer or online device;
•
Shareholders will need their SRN or HIN (found on holding statements at the top of the Proxy Form); and
•
Proxyholders will need their proxy code which Link Market Services will provide via email prior to the Meeting.

Online voting will be open between 15 minutes before the commencement of the Meeting at 9:00am (Brisbane time) on 5 April 2023 and the time that is five minutes after the Chair closes the Meeting.

More information about online participation in the Meeting (including asking questions via the virtual platform) is available in the Virtual Meeting Online Guide, included as an annexure to this Notice.

Attendance in person

The Meeting will also be held in person at the offices of Allens, Level 26, 480 Queen Street, Brisbane QLD.

Voting by Proxy

An eligible Shareholder can vote in person at the Meeting or appoint a proxy or, where a Shareholder is entitled to two or more votes, two proxies. Where two proxies are appointed, a Shareholder may specify the number or proportion of votes to be exercised by each proxy appointed. If no number or proportion of votes is specified, each proxy appointed will be taken to exercise half of that Shareholder’s votes (disregarding fractions).

An appointed proxy need not themselves be a Shareholder.

To be valid, the appointment of a proxy (made using a properly completed and executed Proxy Form) must be received by the Company no later than 9:00am (Brisbane time) on 3 April 2023.

Novonix Limited ACN 157 690 830

Proxy Forms can be submitted in four ways:

•
Online at https://investorcentre.linkgroup.com
•
By mail to Link Market Services at the following postal address using the enclosed return envelope:

NOVONIX Limited

c/- Link Market Services Limited

Locked Bag A14

Sydney South NSW 1235 Australia

•
By facsimile to +61 2 9287 0309
•
By hand to:

Link Market Services Limited

Level 22, Tower 6

10 Darcy Street

Parramatta NSW 2150

Instructions on how to complete the Proxy Form are on the reverse of the Proxy Form attached to this Notice.

If a Proxy Form is signed by an attorney, a Shareholder must also send in the original or a certified copy of the power of attorney or other authority under which the Proxy Form is signed.

Undirected Proxies

The Chairman of the Meeting intends to vote undirected proxy votes in favour of all resolutions (subject to the voting exclusions below).

Voting by Corporate Representative

A Shareholder or proxy which is a corporation and entitled to attend and vote at the Meeting may appoint an individual to act as its corporate representative to vote at the Meeting. The appointment must comply with section 250D of the Corporations Act. The representative should bring to the Meeting evidence of his or her appointment unless it has previously been provided to Link Market Services.

Voting by Attorney

A Shareholder entitled to attend and vote at the Meeting is entitled to appoint an attorney to attend and vote at the Meeting on the Shareholder's behalf. An attorney need not themselves be a Shareholder.

The power of attorney appointing the attorney must be signed and specify the name of each of the Shareholder, the Company and the attorney, and also specify the meeting(s) at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must also be returned in the same manner, and by the same time, as specified for Proxy Forms.

Novonix Limited ACN 157 690 830

Voting Exclusions

The Corporations Act and the Listing Rules require that certain persons must not vote in particular ways, and the Company must disregard particular votes cast by or on behalf of certain persons, on the resolutions to be considered at the Meeting. These voting exclusions are described below.

The Corporations Act prohibits votes being cast (in any capacity) on Resolution 1: Remuneration Report by any of the following persons:

(a)
a member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or
(b)
a Closely Related Party of such a member.

However, a person described above may cast a vote on this Resolution as a proxy if the vote is not cast on behalf of a person described above and either:

(c)
the vote is appointed as a proxy by writing that specifies the way the proxy is to vote on this Resolution; or
(d)
the vote is the Chair of the Meeting and the appointment of the Chair as proxy:
(ii)
does not specify the way the proxy is to vote on this Resolution; and
(ii)
expressly authorises the Chair to exercise the proxy even if this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company.

Under Listing Rule 14.11, the Company will disregard any votes cast in favour of a Resolution by or on behalf of:

(a)
the below named person or class of persons excluded from voting; or
(b)
an associate of that person or those persons:

Resolution	Persons excluded from voting
Resolution 5: Approval of issue of Transitional FY23 Performance Rights to Mr Nick Liveris
•
Nick Liveris and any Director of the Company who is eligible to participate in the Performance Rights Plan
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 6: Approval of issue of Transitional FY23 Share Rights to Mr Andrew N. Liveris AO
•
Andrew N. Liveris AO and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 7: Approval of issue of Transitional FY23 Share Rights to Mr Anthony Bellas	• Anthony Bellas and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)

Novonix Limited ACN 157 690 830

Resolution	Persons excluded from voting
• any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy
Resolution 8: Approval of issue of Transitional FY23 Share Rights to Admiral Robert Natter
•
Admiral Robert Natter and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 9: Approval of issue of Transitional FY23 Share Rights to Phillips 66 Company
•
Phillips 66 Company and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 10: Approval of issue of Transitional FY23 Share Rights to Ms Jean Oelwang
•
Jean Oelwang and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 11: Approval of issue of FY23 Share Rights to Mr Daniel Akerson
•
Mr Daniel Akerson and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 12: Approval of issue of Pro Rated Share Rights to Mr Daniel Akerson
•
Mr Daniel Akerson and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Novonix Limited ACN 157 690 830

Resolution	Persons excluded from voting
Resolution 13: Approval of issue of FY23 Share Rights to Mr Ron Edmonds
•
Mr Ron Edmonds and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 14: Approval of issue of Pro Rated Share Rights to Mr Ron Edmonds
•
Mr Ron Edmonds and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•
any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 15: Increase in director fee pool limit	A Director of the Company.

However, this does not apply to a vote cast in favour of a Resolution by:

(a)
a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or
(b)
the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or
(c)
a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
(i)
the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and
(ii)
the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

The Company will also apply these voting exclusions to persons appointed as attorney by a Shareholder to attend and vote at the Extraordinary General Meeting under a power of attorney, as if they were appointed as a proxy.

Resolutions

All items of business involving a vote by Shareholders require Ordinary Resolutions, which means that, to be passed, the item needs the approval of a simple majority of the votes cast by Shareholders entitled to vote on the Resolution.

Novonix Limited ACN 157 690 830

Explanatory Memorandum

This Explanatory Memorandum (including any annexures) forms part of the notice convening the Annual General Meeting of Novonix Limited to be held virtually at 9:00am (AEST) on 5 April 2023.

Financial Statements and Reports

As required by section 317 of the Corporations Act, the Financial Report, Directors’ Report and Auditor’s Report of the Company and its consolidated entities for the most recent financial year (namely the period ended 31 December 2022) will be laid before the Meeting. Shareholders will be provided with the opportunity to ask questions about the reports.

There is no requirement for a Shareholder resolution on this item. Accordingly, there will be no resolution put to the Meeting.

In addition to asking questions at the Meeting, Shareholders may address written questions to the Chairman about the management of the Company or to the Company's auditor, PwC, if the question is relevant to:

•
the content of the auditor's report; or
•
the conduct of the business of the annual financial report to be considered at the meeting.

Written questions from Shareholders must be submitted by no later than 5 Business Days before the Meeting to the Company at the Company's registered office.

Resolution 1: Remuneration Report

The Remuneration Report is required to be considered by Shareholders in accordance with section 250R of the Corporations Act.

The Remuneration Report for the year ended 31 December 2022:

•
explains the Board’s policy for determining the nature and amount of remuneration of the Company's Directors and executive officers;
•
explains the relationship between the Board’s remuneration policy and the Company’s performance;
•
sets out remuneration details for each Director and each of the Company's executives and group executives named in the Remuneration Report for the financial year ended on 31 December 2022; and
•
details and explains any performance conditions applicable to the remuneration of executive Directors and other executive officers.

The Remuneration Report, contained in the Company's FY23 Annual Report, is available on the Company's website at https://www.novonixgroup.com/.

Shareholders will have an opportunity to ask questions and make comments about the Remuneration Report at the Meeting. Ordinary Shareholders will be asked to vote on a resolution to adopt the Remuneration Report. Under the Corporations Act, the vote on the resolution is advisory only and does not bind the Board or the Company. The Board will take the discussion at the Meeting into consideration when determining the Company's remuneration policy and appropriately respond to any concerns Shareholders may raise in relation to remuneration issues.

Novonix Limited ACN 157 690 830

Directors' recommendation

The Directors abstain, in the interests of corporate governance, from making a recommendation in relation to Resolution 1.

Resolution 2: Re-election of Director – Admiral Robert Natter

Listing Rule 14.4 provides that a director of an entity must not hold office (without re-election) past the third annual general meeting following the director's appointment or 3 years, whichever is the longer, and that a director appointed to fill a casual vacancy must also not hold office (without re-election) past the company's next annual general meeting.

Rule 19.2(b) of the Company's Constitution provides that no Director who is not a managing director may hold office without re-election beyond the third annual general meeting at which the Director was last elected or re-elected.

Admiral Robert Natter was last re-elected to the Board with the approval of Shareholders at the Company's 2020 Annual General Meeting. In accordance with the Listing Rules and the Company's Constitution, Admiral Robert Natter retires from office and offers himself for re-election

Directors' recommendation

The Directors (with the candidate abstaining) unanimously recommend that Shareholders vote in favour of Admiral Robert Natter's re-election as a Director.

Resolution 3: Re-election of Director – Mr Daniel Akerson

Listing Rule 14.4 and rule 19.2 of the Company's Constitution provides that a Director appointed by the Board will hold office until the conclusion of the next AGM following his or her appointment.

On 26 October 2022, the Company announced that Mr Daniel Akerson had been appointed by the Board as an addition to the Board effective 27 October 2022. Accordingly, Mr Daniel Akerson (being eligible) offers himself for re-election at this Meeting.

Mr Akerson has served as an executive and director for multiple Fortune 100 companies, including as the former Chairman and Chief Executive Officer of General Motors from 2010 to 2014. Under his leadership, the company completed a successful IPO in November 2010, reported a record 15 consecutive quarters of profitability, reinvested nearly $9 billion, and created or retained more than 25,000 jobs at its U.S. plants. In 2002, he joined The Carlyle Group as a Global Partner and Co-Head of U.S. Buyout, and then became head of the firm’s Global Buyout operations. During his tenure, Carlyle’s assets under management rose from $30 to $100 billion. In addition to his executive positions, Mr Akerson currently serves as lead director on the Lockheed Martin Board of Directors and was previously Chairman of the United States Naval Academy Foundation.

Directors' recommendation

The Directors (with the candidate abstaining) unanimously recommend that Shareholders vote in favour of Mr Daniel Akerson's re-election as a Director.

Resolution 4: Re-election of Director – Mr Ron Edmonds

Listing Rule 14.4 and rule 19.2 of the Company's Constitution provides that a Director appointed by the Board will hold office until the conclusion of the next AGM following his or her appointment.

On 26 October 2022, the Company announced that Mr Ron Edmonds had been appointed by the Board as an addition to the Board effective 27 October 2022. Accordingly, Mr Ron Edmonds (being eligible) offers himself for re-election at this Meeting.

Novonix Limited ACN 157 690 830

Mr Edmonds is a highly accomplished finance executive, currently serving as Chief Accounting Officer at Dow, a $55 billion global materials science company. In that role, he spearheaded all financial activity supporting Dow’s historic $86-billion merger with DuPont unlocking new sources of value, and creating three independent, publicly traded companies in materials science, agriculture, and specialty products sectors. Prior to Dow, he served in finance and accounting roles at Chiquita Brands International, The Upjohn Company, and Arthur Andersen & Company.

Directors' recommendation

The Directors (with the candidate abstaining) unanimously recommend that Shareholders vote in favour of Mr Ron Edmonds' re-election as a Director.

Resolution 5 – Issue of Transitional FY23 Performance Rights to Mr Nick Liveris

Introduction

To incentivise Nick Liveris to work towards the long term growth of the Company and align his interests with the interests of Shareholders, the Company proposes, subject to Shareholder approval, to issue the following transitional Performance Rights under the Performance Rights Plan to Nick Liveris to account for the change in financial year end:

Name	Number
Transitional FY23 Performance Rights	549,035 Performance Rights

The Board has determined that the payment of any long term incentives will be structured through the issue of performance rights at the commencement of an assessment period (Performance Rights). Consistent with general practice for the award of long term incentives to executives in the United States, the vesting of the LTI awards into Shares will be structured as 50% performance based and 50% time based (retention), with the dollar value of the LTI award for the relevant financial year being converted into a fixed number of Performance Rights based on the market value of Novonix Shares at the time of grant. The date of grant for the Performance Rights is to be fixed as the commencement of each financial year on 1 July.

The Performance Rights will vest and convert into Shares at the end of the assessment period, based on the satisfaction of the performance criteria set for those Performance Rights, with any unvested Performance Rights lapsing. The long-term incentives will be issued as Performance Rights under the Company's existing Performance Rights Plan, and will be issued on the terms and conditions set out in the Plan Rules for the Performance Rights Plan.

A summary of the terms of the Performance Rights Plan is set out in Annexure A.

Transitional FY23 Performance Rights

Resolution 5 seeks Shareholder approval for the grant of 549,035 Performance Rights to Nick Liveris under the Performance Rights Plan in respect of the transitional FY23 LTI award (Transitional FY23 Performance Rights).

Novonix Limited ACN 157 690 830

The number of Transitional FY23 Performance Rights to be issued to Nick Liveris for the relevant performance period (549,035 Performance Rights) is calculated by dividing the approved transitional FY23 LTI award of AUD $955,321 by the VWAP of the Company's shares on ASX (AUD $1.74 per Share) for the period from 1 December 2022 to 30 December 2022 (being the last trading day of the transitional financial year) as the issue price.

The Transitional FY23 Performance Rights will only vest upon satisfaction of the vesting conditions (see below for further details) which are measured over the six month period from 1 July 2025 to 31 December 2025 (Transitional FY23 Performance Period).

Subject to the satisfaction of the vesting conditions described below and to any adjustment in accordance with the rules of the Performance Rights Plan, Nick Liveris will receive one Share for each vested Transitional FY23 Performance Right.

Vesting conditions

The number of Transitional FY23 Performance Rights which vest will depend on the extent to which the vesting conditions applicable to the Transitional FY23 Performance Rights (Vesting Conditions) have been satisfied for the Transitional FY23 Performance Period. The Vesting Conditions have been set so as to align the interests of key management personnel with those of Shareholders.

If any of the Transitional FY23 Performance Rights vest, Nick Liveris will be allocated the relevant number of Shares as soon as practicable following vesting (anticipated to be in February 2026).

Of the Transitional FY23 Performance Rights to be granted:

•
50% are tested against the Retention Measure; and
•
50% are tested against the Revenue Measure,

as described below.

Vesting Condition 1 – Retention Measure

50% of the Transitional FY23 Performance Rights will vest if Nick Liveris remains employed by a Company group member at the end of the Transitional FY23 Performance Period, 31 December 2025.

If Nick Liveris ceases to be employed by a Company group member before the end of the Transitional FY23 Performance Period, then the Retention Measure vesting condition will not have been satisfied and 50% of the Transitional FY23 Performance Rights will lapse.

Vesting Condition 2 – Revenue Measure

Up to 50% of the Transitional FY23 Performance Rights will vest (the performance-based component) if the Company achieves certain revenue targets in respect of the 2025 Financial Year (assessed as at 31 December 2025).

Novonix Limited ACN 157 690 830

The Transitional FY23 Performance Rights vest in accordance with a sliding scale (on a pro-rata basis) based on revenue achievement of the Company as set out in the table below:

% of Transitional FY23 Performance Rights that vest	Revenue target (USD)
0% – 25%	0M - 50M
25%-50%	50M - 125M+

Regulatory Requirements

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the company unless either the giving of the financial benefit falls within one of the exceptions to the provisions; or prior shareholder approval is obtained to the giving of the financial benefit.

Related party is widely defined under the Corporations Act and includes directors of a company and the children of a director. Financial benefit is defined broadly and includes benefits from the public company’s subsidiaries. It is necessary to look at the economic and commercial substance and the effect of the transaction in determining the financial benefit. The Corporations Act requires that any consideration that is given is disregarded, even if the consideration is adequate. The proposed grant of Performance Rights under the Performance Rights Plan constitutes the giving a financial benefit, and Nick Liveris (who is the son of the director Andrew N. Liveris AO) is a related party of the Company.

The Directors consider that Shareholder approval pursuant to Chapter 2E of the Corporations Act is not required in respect of the grant of the Performance Rights because the grant of the Performance Rights forms part of the remuneration package of these individuals and is considered reasonable remuneration in the circumstances.

Shareholder Approval

Listing Rule 7.1 restricts the number of new securities which the Company can issue in any 12 month period to 15% of the number of Shares on issue 12 months before the issue date, unless Shareholder approval has been obtained or an exception applies (15% Limit Rule).

Listing Rule 10.14 provides that a listed company must not issue or agree to issue equity securities to a related party under an employee incentive scheme unless it obtains the approval of its shareholders. The proposed issue of the Performance Rights to Nick Liveris under the Performance Rights Plan falls within Listing Rule 10.14.2 and therefore requires Shareholder approval under Listing Rule 10.14.

Resolution 5 seeks Shareholder approval under Listing Rule 10.14 for the issue of Performance Rights to Nick Liveris.

If Shareholder approval is given under Listing Rule 10.14, Shareholder approval is not required under Listing Rule 7.1, and the issue of the Performance Rights will not count towards the 15% Limit Rule.

If Resolution 5 is passed, the Company will be able to validly issue the Performance Rights to Nick Liveris and without those securities being counted towards the 15% Limit Rule.

If Resolution 5 is not passed, the Company will not be able to proceed with the issue and will seek alternative arrangements to compensate/incentivise Nick Liveris.

Novonix Limited ACN 157 690 830

Information required by Listing Rule 10.15

In accordance with Listing Rule 10.15, the following information is provided in relation to Resolution 5:

(a)
The person participating in the issue is Nick Liveris (or his nominee).
(b)
Nick Liveris is the son of a Director, Mr Andrew N. Liveris AO, and therefore a related party of the Company and subject to Listing Rule 10.14.2. In the event the Performance Rights are issued to a nominee of Nick Liveris, that person will also fall into the category stipulated by Listing Rule 10.14.2.
(c)
The maximum number of securities to be issued is 549,035 Performance Rights.
(d)
Nick Liveris' current total remuneration package consists of:
(i)
Total Fixed Remuneration (TFR) of USD $400,000 (comprising base salary);
(ii)
Short Term Incentive target of 100% of TFR;
(iii)
Long Term Incentive target of USD $1,300,000;
(iv)
3,500,000 Options currently on issue; and
(v)
1,446,231 Performance Rights currently on issue.

Further details regarding Nick Liveris' remuneration package are set out in the Remuneration Report in the Company's FY23 Annual Report.

(e)
2,646,231 Performance Rights have previously been issued to Nick Liveris under the Performance Rights Plan. These Performance Rights were awarded to Nick Liveris for nil consideration.
(f)
A summary of the material terms of the Performance Rights and the value the Company attributes to the Performance Rights is set out above. Nick Liveris' Performance Rights have been structured as an issue of Performance Rights because Performance Rights create share price alignment between Nick Liveris and Shareholders.
(g)
The Performance Rights will be issued no later than 12 months after the date of the Meeting (or such later date to the extent permitted by the Listing Rules (which is no later than 3 years after the date of the Meeting in accordance with Listing Rule 10.15.7) any ASX waiver or modification of the Listing Rules).
(h)
The Performance Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(i)
A summary of the material terms of the Performance Rights Plan is set out in Annexure A to this Explanatory Memorandum.
(j)
No loan has been or will be provided to Nick Liveris in relation to the issue of the Performance Rights.
(k)
Details of any securities issued to Nick Liveris under the Performance Rights Plan will be published in the Company’s annual report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14. Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the Performance Rights Plan after this resolution is approved and who are not named in this notice of meeting will not participate until approval is obtained under that rule.

Novonix Limited ACN 157 690 830

A voting exclusion statement has been included in this Notice.

Directors' recommendation

The Directors (other than Andrew Liveris, who has a special interest in Resolution 5) recommend that Shareholders approve Resolution 5.

Resolutions 6 to 14 – Issues of Share Rights

Introduction

Consistent with Non-Executive Director remuneration and governance practices based on peer group companies in the United States, Non-Executive Director remuneration includes the grant of annual equity awards using a value-based approach. The Board has decided to adopt this recommendation by issuing share rights to Non-Executive Directors of the Company for each financial year with a fixed US dollar value (Share Rights), subject to approval of Shareholders at each annual general meeting of the Company.

Ms Zhanna Golodryga is not permitted to receive remuneration, including any equity incentives (such as the Share Rights) in her personal capacity under the terms of her employment with Phillips 66 and terms of engagement with the Company. Accordingly, subject to shareholder approval, the Company proposes to issue the Share Rights that she would have received to Phillips 66 instead.

To account for the change in financial year from 30 June to 31 December, the Company proposes, subject to Shareholder approval, to issue the following Share Rights to the Non-Executive Directors of the Company in respect of the period from 1 July 2023 to 31 December 2023 (Transitional FY23 Share Rights):

Name	Number
Andrew N. Liveris AO	54,862 Share Rights
Anthony Bellas	54,862 Share Rights
Phillips 66	54,862 Share Rights
Jean Oelwang	54,862 Share Rights
Admiral Robert Natter	54,862 Share Rights

As Daniel Akerson and Ron Edmonds were appointed during the interim FY23 period and did not previously receive any Share Rights, they will receive their full entitlement of Share Rights (being USD $110,000 per Director) pursuant to Resolutions 11 and 13, in addition to the Pro rated Share Rights pursuant to Resolutions 12 and 14. This equates to 109,725 Share Rights being issued to each of Daniel Akerson and Ron Edmonds (FY23 Share Rights).

Pro rated Share Rights

In addition, Daniel Akerson and Ron Edmonds, as newly appointed Non-Executive Directors of the Company, will each receive 10,542 Share Rights in respect of the transitional financial year between 1

Novonix Limited ACN 157 690 830

July 2022 and 31 December 2022 (Pro Rated Share Rights). This is to reflect the fact that each of Daniel Akerson and Ron Edmonds were appointed as Non-Executive Directors of the Company on 27 October 2022 during the transitional period of the change in financial year (from 30 June to 31 December) in 2022 and are therefore entitled to a pro-rata allocation of Share Rights for the new FY23 Financial Year.

The number of Pro Rated Share Rights to be issued to Daniel Akerson and Ron Edmonds comprises a pro-rata amount of the USD $110,000 (being AUD $161,295.09 based on the USD/AUD spot rate as at 27 October 2022, being the date of their appointment as a Non-Executive Director) value of the Share Rights for the new FY23, based on the date of their respective appointment as a Non-Executive Director as a proportion of the new FY23 Financial Year (totalling 65 days).

The number of Pro Rated Share Rights to be issued to Daniel Akerson and Ron Edmonds has been calculated by dividing the AUD value of the Share Rights, as noted above, by the closing share price of the Company's Shares on ASX on 27 October 2022 ($2.87 per Share), being the date of their appointment as Non-Executive Directors.

The issue of the Transitional FY23 Share Rights and the Pro Rated Share Rights are to be approved by Shareholders under Resolutions 6 to 12.

Value of Transitional FY23 Share Rights

The Transitional FY23 Share Rights to be issued to each Non-Executive Director each have a fixed value of USD $55,000 (being AUD $80,647.55 based on the USD/AUD spot rate as at 30 December 2022, being the last trading day of the transitional financial year). This represents each Non-Executive Director's entitlement for the period between 1 July 2023 to 31 December 2023, reflecting the fact that each Non-Executive Director has previously received Share Rights for the period of 1 January 2023 to 30 June 2023 at least years Annual General Meeting which was held prior to the change of balance date of the Company.

The number of Transitional FY23 Share Rights to be issued has been calculated by dividing the AUD value of the Share Rights (AUD $80,647.55) by the closing share price of the Company's Shares on ASX on 30 December 2022 ($1.470 per Share), being the last trading day of the transitional financial year.

The Transitional FY23 Share Rights will automatically vest on 31 December 2023 (Vesting Date), provided that the relevant Non-Executive Director holds office as a Director at the Vesting Date. Upon vesting, all Share Rights entitle the holder of the Share Rights, by written notice to the Company, to subscribe for Shares on the basis of one Share for each Share Right, for nil cash consideration. Share Rights that are not exercised before 31 December 2023 will automatically lapse.

If a Non-Executive Director ceases to hold office as a Director prior to the Vesting Date, that person's Share Rights will lapse, and they will be entitled to a pro-rata amount of Shares representing the proportion of the relevant financial year that such person was appointed as a Non-Executive Director. For example, if a Non-Executive Director who is issued Transitional FY23 Share Rights ceases to hold office on 30 June, then that Non-Executive Director's Share Rights will lapse and that Non-Executive Director will be entitled to 27,431 Shares for nil consideration (rather than the 54,862 Shares they would have been entitled to had they remained as a Director as at the Vesting Date).

There are otherwise no performance or vesting conditions attached to the Share Rights.

Share Rights – Other terms

There are no participation rights or entitlements inherent in the Share Rights and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Share Rights.

Novonix Limited ACN 157 690 830

If the Company makes a bonus issue of Shares to Shareholders, the number of Shares which must be issued on the exercise of a Share Right will be increased by the number of Shares which the holder would have received if the holder had exercised the Share Right before the record date for the bonus issue. If the Company makes a rights issue of Shares pro rata to existing Shareholders, there will be no adjustments to these terms and conditions.

If there is any reconstruction of the issued share capital of the Company, the rights of the holders may be varied to comply with the Listing Rules which apply to the reconstruction at the time of the reconstruction.

The Share Rights are not transferable, assignable or able to be otherwise disposed of or encumbered.

Regulatory Requirements

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the company unless either the giving of the financial benefit falls within one of the exceptions to the provisions; or prior shareholder approval is obtained to the giving of the financial benefit.

Related party is widely defined under the Corporations Act, and includes directors of a company and the children of a director. Financial benefit is defined broadly and includes benefits from the public company’s subsidiaries. It is necessary to look at the economic and commercial substance and the effect of the transaction in determining the financial benefit. The Corporations Act requires that any consideration that is given is disregarded, even if the consideration is adequate. The proposed grant of Share Rights constitutes the giving a financial benefit to each of the Non-Executive Directors as they are related parties of the Company.

The Directors consider that Shareholder approval pursuant to Chapter 2E of the Corporations Act is not required in respect of the grant of the Share Rights because the grant of the Share Rights forms part of their remuneration package and is considered reasonable remuneration in the circumstances.

Shareholder Approval

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue equity securities to a related party unless it obtains the approval of its shareholders. The proposed issue of the Share Rights to the above-mentioned parties falls within Listing Rule 10.11.1 (except for Phillips 66, which falls within Listing Rule 10.11.3) and none of the exceptions under Listing Rule 10.12 applies, therefore requiring Shareholder approval under Listing Rule 10.11.

Resolutions 6 to 12 seek Shareholder approval under Listing Rule 10.11 for the issue of Share Rights to the above-mentioned related parties.

If Shareholder approval is given under Listing Rule 10.11, Shareholder approval is not required under Listing Rule 7.1, and the issue of the Share Rights will not count towards the 15% Limit Rule.

If Resolutions 6 to 12 are passed, the Company will be able to validly issue the Share Rights to the above mentioned parties and without those securities being counted towards the 15% Limit Rule.

If Resolutions 6 to 12 are not passed, the Company will not be able to proceed with the issue, and will seek alternative arrangements to compensate/incentivise those related parties.

Resolution 6 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 6:

(a)
The person participating in the issue is Andrew N. Liveris AO (or his nominee).

Novonix Limited ACN 157 690 830

(b)
Andrew N. Liveris AO is a director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Andrew N. Liveris AO, that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 54,862 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is intended to remunerate Andrew N. Liveris AO. Details of Andrew N. Liveris AO's current total remuneration package for his role as Non-Executive Director consists of:
(i)
Director's fees of USD $160,000 (comprising USD $50,000 in cash with the balance granted as Share Rights);
(ii)
9,000,000 Options currently on issue; and
(iii)
69,995 Share Rights currently on issue.
(h)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 7 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 7:

(a)
The person participating in the issue is Anthony Bellas (or his nominee).
(b)
Anthony Bellas is a Director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Anthony Bellas, that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 54,862 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.

Novonix Limited ACN 157 690 830

(g)
The issue is intended to remunerate Anthony Bellas. Details of Anthony Bellas' current total remuneration package for his role as Non-Executive Director consists of :
(i)
Director's fees of USD $212,500 (comprising USD $102,500 in cash with the balance granted as Share Rights); and
(ii)
69,995 Share Rights currently on issue.
(h)
Other than those set out in in this Explanatory Memorandum; there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 8 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 8:

(a)
The person participating in the issue is Admiral Robert Natter (or his nominee).
(b)
Admiral Robert Natter is a director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Admiral Robert Natter, that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 54,862 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is intended to remunerate Admiral Robert Natter. Details of Admiral Robert Natter's current total remuneration package for his role as a Non-Executive Director consists of:
(i)
Director's fees of USD $226,000 (comprising USD $116,000 in cash with the balance granted as Share Rights);
(ii)
1,500,000 Options currently on issue; and
(iii)
77,258 Share Rights currently on issue.
(h)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 9 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 9:

(a)
The person participating in the issue is Phillips 66 Company.
(b)
Phillips 66 Company is a substantial (10%) holder in the Company and has nominated a director to the board of the Company, and therefore a related party of the Company and subject to Listing Rule 10.11.3.

Novonix Limited ACN 157 690 830

(c)
The maximum number of securities to be issued is 54,862 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is to provide Phillips 66 with equity in the Company in lieu of providing remuneration to Ms Zhanna Golodryga in her capacity as a Director of the Company.
(h)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 10 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 10:

(a)
The person participating in the issue is Jean Oelwang (or her nominee).
(b)
Jean Oelwang is a director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Jean Oelwang, that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 54,862 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is intended to remunerate Jean Oelwang. Details of Jean Oelwang's current total remuneration package for her role as a Non-Executive Director consists of:
(i)
Director's fees of USD $172,500 (comprising USD $62,500 in cash with the balance granted as Share Rights); and
(ii)
79,165 Share Rights currently on issue.
(h)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Novonix Limited ACN 157 690 830

Resolution 11 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 11:

(a)
The person participating in the issue is Daniel Akerson (or his nominee).
(b)
Daniel Akerson is a director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Daniel Akerson , that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 109,725 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.
(g)
The issue is intended to remunerate Daniel Akerson. Details of Daniel Akerson's current total remuneration package for his role as a Non-Executive Director consists of Director's fees of USD $172,500 (comprising USD $62,500 in cash with the balance granted as Share Rights).
(h)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 12 – Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 12:

(i)
The person participating in the issue is Daniel Akerson (or his nominee).
(j)
Daniel Akerson is a director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Daniel Akerson , that person will fall into the category stipulated by Listing Rule 10.11.4.
(k)
The maximum number of securities to be issued is 10,542 Share Rights.
(l)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(m)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(n)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.

Novonix Limited ACN 157 690 830

(o)
The issue is intended to remunerate Daniel Akerson. Details of Daniel Akerson's current total remuneration package for his role as a Non-Executive Director consists of Director's fees of USD $172,500 (comprising USD $62,500 in cash with the balance granted as Share Rights).
(p)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 13 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 13:

(a)
The person participating in the issue is Ron Edmonds (or his nominee).
(b)
Ron Edmonds is a director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Ron Edmonds, that person will fall into the category stipulated by Listing Rule 10.11.4.
(c)
The maximum number of securities to be issued is 109,752 Share Rights.
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.
(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(f)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.

The issue is intended to remunerate Ron Edmonds. Details of Ron Edmonds' current total remuneration package for his role as a Non-Executive Director consists of Director's fees of USD $170,000 (comprising USD $60,000 in cash with the balance granted as Share Rights);

(g)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 14 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 14:

(h)
The person participating in the issue is Ron Edmonds (or his nominee).
(i)
Ron Edmonds is a director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Ron Edmonds, that person will fall into the category stipulated by Listing Rule 10.11.4.
(j)
The maximum number of securities to be issued is 10,542 Share Rights.
(k)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.

Novonix Limited ACN 157 690 830

(l)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.
(m)
The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.

The issue is intended to remunerate Ron Edmonds. Details of Ron Edmonds' current total remuneration package for his role as a Non-Executive Director consists of Director's fees of USD $170,000 (comprising USD $60,000 in cash with the balance granted as Share Rights);

(n)
Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 15: Approval of an increase in fees paid to Non-Executive Directors

Under rule 19.5 of the Company's Constitution and in accordance with Listing Rule 10.17, the maximum aggregate amount payable as remuneration to Non-executive Directors in any financial year may not exceed an amount determined by shareholders from time to time in general meeting (Fee Pool).

The current Fee Pool of USD$600,000 was approved by Shareholders at the 2021 Annual General Meeting.

Shareholder approval is being sought to increase the Fee Pool by USD 100,000 from USD 600,000 to USD 700,000 per annum. In accordance with Listing Rule 10.17, the Fee Pool is inclusive of superannuation contributions made by the Company for the benefit of Non-Executive Directors and any fees which a Non-Executive Director agrees to sacrifice on a pre-tax basis.

The Board is seeking Shareholder approval to increase the Fee Pool for the following reasons:

(a)
to enable the company to maintain remuneration arrangements that are market-competitive, so it can attract and retain high calibre individuals as Non-executive directors;
(b)
to ensure the Fee Pool can accommodate payment of fees to any additional Non-executive Directors appointed to the Board, if and when required; and
(c)
to provide for Non-executive Directors' fees to grow in the future to reflect market trends.

The fees payable to Non-executive Directors are reviewed from time to time by the Remuneration and Nomination Committee. Although an increase in the Fee Pool is being sought, it does not imply that the full amount will be used. Also, it is emphasised that the Fee Pool is a maximum annual limit and does not indicate that fees will necessarily be increased accordingly to that limit. Full details of the remuneration arrangements applicable to Non-executive Directors will be set out in the Company's annual Remuneration Report, which must be submitted for adoption by resolution of Shareholders at every Annual General Meeting.

For the purposes of Listing Rule 10.17, the following information is provided about Resolution 10:

(a)
the amount of the increase: AUD $148,048 / USD $100,000 per annum
(b)
the maximum aggregate amount of director's fees that may be paid to all of the Company's Non-executive directors: USD 700,0002

2 This represents AUD $1,036,334 based on the AUD/USD exchange rate as at 1 March 2023.

Novonix Limited ACN 157 690 830

(c)
Details of securities the Company has issued to Non-executive Directors under Listing Rule 10.11 or 10.14 with Shareholder approval within the last 3 years is set out in Annexure B.
(d)
A voting exclusion statement is included in the Notice.

Directors' recommendation:

The Directors (other than Andrew N. Liveris AO, who has a special interest in Resolution 6) recommend that Shareholders approve Resolution 6.

The Directors (other than Anthony Bellas, who has a special interest in Resolution 7) recommend that Shareholders approve Resolution 7.

The Directors (other than Admiral Robert Natter, who has a special interest in Resolution 8) recommend that Shareholders approve Resolution 8.

The Directors (other than Zhanna Golodryga, who has a special interest in Resolution 9) recommend that Shareholders approve Resolution 9.

The Directors (other than Jean Oelwang, who has a special interest in Resolution 10) recommend that Shareholders approve Resolution 10.

The Directors (other than Daniel Akerson, who has a special interest in Resolution 11) recommend that Shareholders approve Resolution 11.

The Directors (other than Daniel Akerson, who has a special interest in Resolution 12) recommend that Shareholders approve Resolution 12.

The Directors (other than Ron Edmonds, who has a special interest in Resolution 13) recommend that Shareholders approve Resolution 13.

The Directors (other than Ron Edmonds, who has a special interest in Resolution 14) recommend that Shareholders approve Resolution 14.

As the Non-Executive Directors have an interest in the outcome of Resolution 15, the Board does not believe it is appropriate to make a recommendation to Shareholders as to how to vote in relation to this Resolution.

Novonix Limited ACN 157 690 830

Glossary

The following terms used in the Notice and Explanatory Memorandum are defined as follows:

15% Limit Rule has the meaning given to that term in the Explanatory Memorandum.

ASX means the ASX Limited or the securities exchange operated by it (as the case requires).

AUD means Australian Dollars.

Board means the board of Directors of the Company from time to time.

Chairman means the person appointed Chairman of the Meeting.

Closely Related Party of a member of the Key Management Personnel means a spouse or child of the member; or a child of the member's spouse; or a dependent of the member or the member's spouse; or anyone else who is one of the member's family and may be expected to influence the member, or be influenced by the member, in the member's dealings with the entity or a company the member controls; or a person prescribed by the Corporations Regulations 2001 (Cth).

Company means Novonix Limited ACN 157 690 830.

Constitution means the constitution of the Company as amended from time to time.

Corporations Act means the Corporations Act 2001 (Cth) as amended from time to time.

Directors means the directors of the Company from time to time.

directors' fees has the same meaning given in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum accompanying this Notice.

Key Management Personnel has the same meaning given in the Listing Rules.

Listing Rules means the official listing rules of the ASX as amended from time to time.

Meeting means the Annual General Meeting of Shareholders to be held on 5 April 2023 as convened by the accompanying Notice.

Notice means the notice of meeting giving notice to Shareholders of the Meeting, accompanying this Explanatory Memorandum.

Option means an option to be issued a Share, issued under the Option Plan.

Option Plan means the Company's Executive Option Plan.

Ordinary Resolution means a resolution passed by more than 50% of the votes cast by those entitled to vote on the resolution.

Performance Right means a performance right issued under the Performance Rights Plan.

Performance Rights Plan means the Company's Performance Rights Plan.

Proxy Form means the proxy form accompanying the Notice.

Shareholder means a holder of Shares.

Share means a fully paid ordinary share in the Company.

Share Right has the meaning given to that term in the Explanatory Memorandum.

USD means United States Dollars.

Vesting Date has the meaning given to that term in the Explanatory Memorandum.

Novonix Limited ACN 157 690 830

Annexure A

Summary of the terms of the Performance Rights Plan

Term	Summary of term
Administration and terms of grant

A grant of Performance Rights under the Performance Rights Plan is subject to the rules of the Performance Rights Plan and if relevant, the terms of the specific grant.

The Board has a wide discretion to determine any vesting conditions, and the terms of, Performance Rights granted under the Performance Rights Plan.

Eligibility to participate	The Performance Rights Plan will be open to eligible participants (including Directors, employees and consultants) of the Company or any of its subsidiaries who the Board designates as being eligible.
Grant of Performance Rights

Performance Rights will be offered to eligible participants for no consideration under the Performance Rights Plan. The offer must be in writing, dated and specify, amongst other things, the number of Performance Rights for which the participants may accept and the date for acceptance, the date on which the Performance Rights vest and any conditions to be satisfied before vesting, and any other terms attaching to the rights.

Permitted Nominee

A participant that receives an offer for the grant of Performance Rights may nominate a body corporate Controlled by that participant, or any other entity to hold the rights on their behalf and the Board has discretion whether or not to accept such a nomination.

Vesting of Performance Rights

The Performances Rights vest upon satisfaction of any vesting conditions and any other conditions contained in the offer, provided any acquisition of Shares does not breach Corporations Act or the Listing Rules, if applicable. Each vested Performance Right entitles the holder to be issued one Share after the vesting date.

Cash settlement

The Board may, in its discretion, substitute the issue of Shares on vesting of Performance Rights by making a cash payment in an amount equivalent in value to the number of Shares to which the holder would otherwise be entitled on vesting of the Performance Rights multiplied by the market value of the Share on the date the Performance Rights vested.

Lapse

Unless the Board determines otherwise, unvested Performance Rights shall lapse immediately upon lawful termination or resignation of employment or consultancy arrangement, or if the rights are held by a permitted nominee and the grantee of the rights loses ‘control’ of that nominee, those rights will lapse immediately.

Rights of participants

Performance Rights issued under the Performance Rights Plan do not entitle the holder to notice of, or to vote at, or attend shareholders’ meetings, or to receive any dividends declared by the Company.

Should the Company undergo a reorganisation or reconstruction of capital or any other such change, the number of Shares over which a Right exists will be adjusted (as appropriate) to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital.

Novonix Limited ACN 157 690 830

Term	Summary of term
Quotation

Performance rights will not be quoted on the ASX. the Company will apply for official quotation of any Shares issued under the Performance Rights Plan in accordance with the Listing Rules and having regard to any disposal restrictions.

Assignment	Performance rights are not transferable or assignable without the prior written consent of the Board.
Termination or amendment

The Performance Rights Plan may be terminated or suspended at any time by the Board. To the extent permitted by the Corporations Act and the Listing Rules, the Board retains the discretion to vary the terms and conditions of the Performance Rights Plan except where the amendment would have the effect of materially adversely affecting or prejudicing the rights of any participant holding Performance Rights.

Change of control

In the event of a change of control event, the Board has discretion to determine whether unvested Performance Rights (or a pro-rata proportion of such rights) will automatically vest. If the Board determines that the rights will not vest, the rights will lapse or the Board may arrange for rights in the bidder to be granted to the holders on terms decided by the Board. If the Board determines that unvested rights will vest, the Board may issue shares to the holders of such rights, or arrange for shares or rights to be issued to holders of Performance Rights by the bidder, or any combination of the foregoing.

Novonix Limited ACN 157 690 830

Annexure B

Date of approval	Name	Security	Number	Listing rule
26/10/2022	Andrew Liveris	Share rights	69,995	10.11
26/10/2022	Robert Cooper	Share rights	69,995	10.11
26/10/2022	Anthony Bellas	Share rights	69,995	10.11
26/10/2022	Robert Natter	Share rights	77,258	10.11
26/10/2022	Jean Oelwang	Share rights	79,165	10.11
30/11/2021	Robert Natter	Performance rights	200,000	10.14
30/11/2021	Anthony Bellas	Performance rights	200,000	10.14
30/11/2021	Andrew Liveris	Share rights	66,000	10.11
30/11/2021	Robert Cooper	Share rights	66,000	10.11
30/11/2021	Anthony Bellas	Share rights	66,000	10.11
30/11/2021	Greg Baynton	Share rights	66,000	10.11
30/11/2021	Trevor St Baker	Share rights	66,000	10.11
27/04/2021	Trevor St Baker	Shares	4,137,931	10.11
27/04/2021	Andrew Liveris	Shares	1,034,483	10.11
27/04/2021	Robert Natter	Shares	431,034	10.11
27/04/2021	Robert Cooper	Shares	68,966	10.11
30/06/2020	St Baker Energy Innovation Fund	Shares	67,085,100	10.11